JOINT PRESS RELEASE

New Gold and Western Goldfields Provide Status Update on Business Combination

Vancouver and Toronto, May 28, 2009 – New Gold Inc. (TSX and NYSE Amex: NGD) ("New Gold") and Western Goldfields Inc. (TSX: WGI and NYSE Amex: WGW) ("Western Goldfields") are pleased to announce the receipt of the final order from the Ontario Superior Court of Justice (Commercial List) approving the business combination between Western Goldfields and New Gold (the "Transaction").

The completion of the Transaction is on schedule to close on June 1, 2009. The Transaction is structured as a Plan of Arrangement under the Business Corporations Act (Ontario).

Upon completion of the transaction, the combined company is expected to produce between 330,000 and 360,000 ounces of gold in 2009, growing to over 400,000 ounces in 2012 and have significant reserves and resources with a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions. For more information, please see the respective company websites at www.newgold.com and www.westerngoldfields.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to the proposed transaction and New Gold or Western Goldfields future financial or operating performance may be deemed "forward-looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold or Western Goldfields expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold or Western Goldfields' ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold or Western Goldfields' actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Assumptions upon which such forward-looking statements are based on include that New Gold and Western Goldfields will be able to satisfy the conditions in the Business Combination Agreement, that all third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of New Gold and Western Goldfields and there is no assurance they will prove to be correct. Such factors include, without limitation: capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold and Western Goldfields currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold and Western Goldfields does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in the Annual Information Form/10-K and MD&A for each of New Gold and Western Goldfields available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold and Western Goldfields expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

For New Gold	For Western Goldfields
Mélanie Hennessey	Hannes Portmann
Vice President Investor Relations	Director, Corporate Development and Investor
Direct: +1 (604) 639-0022	Relations
Toll-free: +1 (888) 315-9715	Direct: +1 (416)-324-6014
Email: info@newgold.com	Email: hportmann@westerngoldfields.com